

October 9, 2024

Bennett Yankowitz
Chief Financial Officer
RocketFuel Blockchain, Inc.
201 Spear Street
Suite 1100
San Francisco, California 94105

> **Re: RocketFuel Blockchain, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Response dated September 6, 2024**
> **File No. 033-17773-NY**

Dear Bennett Yankowitz:

We have reviewed your September 6, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2024 letter.

Form 10-K for the Fiscal Year Ended March 31, 2023

General

1. We note your response to prior comment 1 that you have removed all references to the crypto loyalty program and the use of NFT's on your website. However, we note your website still contains references to your crypto loyalty program and the use of NFTs on multiple pages, including but not limited to:
   • https://www.rocketfuelblockchain.com/loyalty-program; and
   • https://www.rocketfuelblockchain.com/blog/why-rocketfuels-loyalty-program-token-is-bound-to-succeed.
   Please tell us why your website continues to promote a crypto loyalty program and the use of NFTs if you are not pursuing these activities.

We further note your February 7, 2024 news release announcing third quarter results attributes "[t]he substantial growth experienced by RocketFuel" to "the introduction of two new products (mass payouts and blockchain-based gift cards and NFTs)." Refer to, https://rocketfuel.inc/news/rkfl-pre-announces-fq3-revenue/. Please provide us with a description of each of these products, including key features, targeted customers, the date(s) when the products were launched and revenues generated per product as of the latest most practicable date, or if you are no longer pursuing or offering these products, please state so in your response letter.

2.   We note that you are delinquent in filing your Forms 10-Q for the quarterly periods ended September 30, 2023, December 31, 2023, and June 30, 2024 and your Form 10-K for the year ended March 31, 2024. Please file the required reports.

Risk Factors, page 7

3.   We note your response to prior comment 3. Please revise the proposed disclosure to clarify what you are referring to in the first paragraph with the phrase "[s]uch statements," in light of the revisions you are proposing.

Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets